Mail Stop 3561

December 23, 2009

Mr. Pasquale Catizone
Principal Executive Officer
Baynon International Corp
266 Cedar Street
Cedar Grove, NJ 07009

> **Re: Baynon International Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-26653**

Dear Mr. Catizone:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services